SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of July, 2018

Commission File Number 33-99720

ARAUCO AND CONSTITUTION PULP INC.

(Translation of registrant’s name into English)

El Golf 150

Fourteenth Floor

Santiago, Chile

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☑            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

MATERIAL FACT (“HECHO ESENCIAL”)

Celulosa Arauco y Constitución S.A.

Registration in the Securities Registry No. 42

Santiago (Chile), July 24, 2018

Mr. President

Commission for the Financial Market

Avda. Libertador Bernardo O’Higgins 1449

Dear Sir:

The undersigned, on behalf of the corporation Celulosa Arauco y Constitución S.A., henceforth the “Company” or “Arauco”, both domiciled in the Metropolitan Region, at Avenida El Golf No. 150, 14th Floor, commune of Las Condes, a company registered in the Securities Registry under No. 42, Taxpayer Identification No. 93,458,000-1, and being duly entitled for these purposes, hereby communicates you the following material information concerning the Company and its businesses, pursuant to the provisions of article 9 and the second paragraph of article 10, both of Law No. 18,045, and Regulation of General Application (Norma de Carácter General) No. 30, of this Commission:

In a meeting of the Board of Directors of the Company held on the date hereof, July 24th, 2018, it was approved to carry out the construction of the Project of Modernization and Enlargement of the Arauco Mill (Proyecto Modernización y Ampliación de la Planta Arauco, or “MAPA”), located at the commune and province of Arauco, Region of Biobio, Chile (hereinafter the “Project” or the “MAPA Project”).

The MAPA Project, which contemplates an estimated investment of US$2,350 million, consists mainly in the construction and start-up of a new production line of 1,560,000 annual tons of eucaliptus bleached pulp (Line 3).

Such Project will be self-supplied of electrical power in its operation, and additionally, it will generate a surplus of approximately 132 Megawatt of renewable energy obtained from forestry biomass. For such reason, it also considers the construction of an electrical transmission line and its respective works to connect to the National Electric System (Sistema Eléctrico Nacional, or SEN). Likewise, the Project includes a set of changes and environmental improvements to the current production Line 2.

On the other hand, the production Line 1 of the Arauco Mill will timely cease its operations, on the date and in accordance with the terms indicated in the environmental permit (Resolución de Calificación Ambiental) that approved the Project.

It is estimated that the Project will start operations in the second quarter of 2021. Once the operation of Line 3 is initiated and Line 1 ceases operations, the Arauco Mill would have a net production increase of approximately 1,270,000 tons of pulp, reaching a total production capacity of approximately 2,100,000 annual tons.

It is estimated that in its construction phase, the Project will generate employment for an average of 4,500 persons, with a maximum of 8,300 persons.

Arauco estimates that this Project will have positive effects in the Company’s results, notwithstanding that said effects are not quantifiable at this time.

Very truly yours,

CELULOSA ARAUCO Y CONSTITUCIÓN S.A.

Matías Domeyko Cassel

Chief Executive Officer

c.c.

- Santiago Stock Exchange (Bolsa de Comercio de Santiago). La Bolsa No. 64, Santiago

- Chilean Electronic Exchange (Bolsa Electrónica de Chile) Huérfanos 770, 14th Floor, Santiago

- Valparaiso Securities Exchange (Bolsa de Valores de Valparaíso). Casilla 218-V, Valparaíso

- Representative of the Bondholders ((Representante de Tenedores de Bonos) (Banco Santander). Bandera 140, Santiago

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Celulosa Arauco y Constitución, S.A.
(Registrant)

Date: July 26, 2018	By:	/s/ Matías Domeyko Cassel
	Name:	Matías Domeyko Cassel
	Title:	Chief Executive Officer